UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: June 1 to June 30, 2009
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

SIGNATURES
EXHIBIT INDEX
EX-99.1 Manoelle Lepoutre Appointed Executive Vice President, Sustainable Development & Environment
EX-99.2 Significant Gas Condensate Discovery, Colombia
EX-99.3 Total awarded participation interest in the Barents Sea, Norway
EX-99.4 Saudi Aramco and Total award EPC contracts for Jubail Export Refinery
EX-99.5 Total exercises its pre-emptive rights over Dow Chemical's sale of the Vlissingen refinery and receives a binding offer from Lukoil
EX-99.6 Total signs Heads of Agreement with Novatek for an acquisition and joint development

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: July 1, 2009	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1	Manoelle Lepoutre Appointed Executive Vice President, Sustainable Development & Environment (June 2, 2009)

•	EXHIBIT 99.2:	Colombia: Significant Gas Condensate Discovery (June 3, 2009)

•	EXHIBIT 99.3:	Norway: Total awarded participation interest in the license PL 535 in the Barents Sea (June 4, 2009)

•	EXHIBIT 99.4:	Saudi Aramco and Total award EPC contracts for Jubail Export Refinery (June 18, 2009)

•	EXHIBIT 99.5:	The Netherlands: Total exercises its pre-emptive rights over the shares offered for sale of the Vlissingen refinery by Dow Chemical (45%) and receives a binding offer from Lukoil (June 19, 2009)

•	EXHIBIT 99.6:	Total signs Heads of Agreement with Novatek for the acquisition of a 49% interest in Terneftegas and the joint-development of the Termokarstovoye field (June 24, 2009)